EXHIBIT 14

ICONIC BRANDS, INC.

Code of Conduct & Business Ethics

Adopted on March 6, 2023

The following Code of Conduct & Business Ethics (this “Code”) is applicable to all Directors, Officers and Employees (collectively referred to herein as the “individuals”) of Iconic Brands, Inc. and all its subsidiary companies (collectively referred to herein as “the Company”). The purpose of this Code is to describe how individuals are expected to act in their dealings with and for the Company. Each individual is expected to act in accordance with the spirit as well as the letter of this Code.

Conflicts of Interest

Conflicts of interest, or perceived conflicts of interest, between the individual and the Company are prohibited. It is difficult to expressly define a “conflict of interest”. The intent herein is to follow the broad understanding of the term. A conflict of interest occurs when an individual’s private interest interferes in any way, or even appears to interfere, with the interests of the Company as a whole. A conflict situation may also arise when an individual takes actions or has interests that may make it difficult to perform his or her company work objectively and effectively. Conflicts of interest also arise when an individual or a member of his or her family receives improper personal benefits as a result of his or her position in the company. Loans to, or guarantees of obligations for, such persons are expressly prohibited.

In addition, conflicts of interest, or perceived conflicts of interest, arising out of business transactions contemplated between an individual and a “related party” of the Company are prohibited unless the relationship of the parties is disclosed to the Board of Directors, and the transaction is subsequently approved by the Board of Directors.

In the event an individual has a potential conflict of interest, such concern must be relayed in writing to the individual’s supervisor or other appropriate authority for ultimate referral to the Board of Directors.

Corporate Opportunities

Individuals are prohibited from (a) taking for themselves personally any opportunities that are discovered through the use of corporate property, information or position; (b) using corporate property, information, or position for personal gain; and (c) competing with the Company. Individuals owe a duty to the Company to advance the Company’s legitimate interests when the opportunity to do so arises.

Confidentiality

Individuals must maintain the confidentiality of information entrusted to them by the Company or its customers, except when disclosure is authorized or legally mandated. Confidential information includes all non-public information that might be of use to competitors or is harmful to the Company or its customers, if disclosed. Unauthorized disclosure of any confidential information is prohibited. Additionally, employees should take appropriate precautions to ensure that confidential or sensitive business information, whether it is proprietary to the Company or another company, is not communicated within the Company except to employees who have a need to know such information to perform their responsibilities for the Company.

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Insider Trading

Individuals who become aware of information that, once it becomes known to the public, would be likely to affect the price of the Company’s stock (known as “material non-public information”) must not trade in the Company’s stock while in possession of such information. All individuals are considered insiders of the Company and may not buy or sell Company stock until material non-public information has been released to the public. For additional information, see the Company’s insider trading policy.

In addition, individuals may not trade in the securities of any other company based on material non-public information about that company, the Company or any other company until the material, non-public information has been officially released to the public.

Material non-public information obtained through the course of an individual’s employment with the Company should not be shared. It may be considered a violation of U.S. securities laws to disclose material non-public information (deliberately or inadvertently) to another person, including a spouse, parent, child, or sibling, if that person either buys or sells securities while aware of the information disclosed, or passes that information to a third party who trades on the information.

Personal Investments

Many Company employees invest in publicly traded stocks or privately held businesses. In addition to the Insider Trading issues covered above, these personal investments may also give rise to a conflict of interest if the individual has an investment in any business that does business with or competes with the Company. If an individual has an investment in any such privately held business or in any such publicly traded company, where the individual has any ability to influence the business activity, the individual must disclose the investment to the Company’s Chief Financial Officer, who will decide if a conflict exits and what, if any, next steps are required.

Fair Dealing

Each individual must endeavor to deal fairly with the Company’s customers, vendors, suppliers, competitors and employees. No individual should take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other unfair-dealing practice.

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Protection and Proper Use of Company Assets

All individuals must protect the Company’s assets and ensure their efficient use. All Company assets should be used for legitimate business purposes.

Compliance with Laws, Rules, and Regulations

It is the intent of the Company to comply with all laws, rules and regulations including insider trading laws. It is the duty of all individuals to ensure the Company’s compliance in each business area in which they operate or have knowledge.

Reporting

All individuals are required to report violations of laws, rules, regulations or this Code to the appropriate personnel. Appropriate personnel may include supervisors, the Human Resources department and any officer or director. An employee who reports a violation of law must notify the Company’s Chief Financial Officer within three (3) days of such report. Individuals are encouraged to talk to supervisors, managers or the Human Resources department when in doubt about the best course to action in a particular situation. Reporting individuals shall not be subject to suspension, termination, or other forms of retaliation for reports made in good faith.

Waiver of the Code

Any waiver of the Code for any officer, director or employee of the Company may be made only by the Board of Directors and will be posted to the Company’s website.

Using this Code

Individuals are expected to use this Code in conjunction with the policies, procedures, and work rules adopted by the Company and implemented at each business location. This Code is not an employment contract. It will change over time. In addition, individuals must follow the provisions of employment manuals and contracts where those documents are more significant.

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